UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
[ X ]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2021

[ ]    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
December 31, 2021 and 2020

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

By: Thermo Fisher Scientific Inc., Pension Committee

By:	/s/ Stephen Williamson
Stephen Williamson
Senior Vice President, Chief Financial Officer and
Member of the Pension Committee

Date: June 16, 2022

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2021 and 2020

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Index

*Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule h, line 4i - schedule of assets (held at end of year) as of December 31, 2021 and schedule h, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PricewaterhouseCoopers LLP
Boston, Massachusetts
June 16, 2022

We have served as the Plan’s auditor since 2002.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

(In thousands)	2021	2020

Assets
Cash	$550	$287
Investments, at fair value (Notes 2 and 4)	7,632,119	6,512,134

Receivables
Employer contributions	14,462	11,653
Participant contributions	8,632	6,590
Notes receivable from participants	60,991	58,904
Receivable from merger of 401(k) plan (Note 1)	—	29,083

Total receivables	84,085	106,230

Net assets available for benefits	$7,716,754	$6,618,651

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2021

(In thousands)	2021

Additions
Investment income
Dividend income	$31,083
Net appreciation in fair value of investments	987,031

Total investment gain, net	1,018,114

Interest income on notes receivable from participants	3,110

Contributions
Employer	191,391
Participants	305,692
Participant rollovers	73,853

Total contributions	570,936

Total additions, net	1,592,160

Deductions
Benefits paid to participants	492,931
Administrative expenses	1,126

Total deductions	494,057

Net increase in net assets available for benefits	1,098,103

Net Assets Available for Benefits
Beginning of year	6,618,651

End of year	$7,716,754

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2021 and 2020
Note 1.        Plan Description
The following description of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of certain employees of Thermo Fisher Scientific Inc. (the “Plan Sponsor” or the “Company”). T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
U.S. employees (as defined by the Plan) of the Company and its participating subsidiaries are generally eligible to participate in the Plan and receive Company matching contributions upon their date of hire (or rehire). Participants of certain unions may be eligible to participate in the Plan upon their date of hire (or rehire) but are not eligible for an allocation of Company contributions until the completion of one year of service.
Contributions
Each year participants may contribute on a combined pre-tax and after tax (Roth) basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans (“Participant Rollovers”). The Company’s non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options including investment funds and the Company’s common stock. Contributions are subject to certain limitations. Employee contributions and the Company match are recorded on a bi-weekly basis or weekly for those employees on a weekly payroll.

For participants of the Company's cash balance plan prior to December 31, 2005, when the cash balance plan was frozen, the Company also contributes 0.5% of eligible participants' or 2.5% of certain union participants' compensation. Such contributions were $745,000 in 2021 and are included in employer contributions on the accompanying Statement of Changes in Net Assets Available for Benefits.
The Plan includes an auto-enrollment provision whereby all newly eligible employees (except for the Fair Lawn union group) are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated asset allocation trust fund until changed by the participant.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company matching contributions and income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2021 and 2020
Administrative Expenses
The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan which are not included in the Statement of Changes in Net Assets Available for Benefits. Expenses reported in the Statement of Changes in Net Assets Available for Benefits include both administrative fees for loan transactions, which are paid by the participants, and the fees paid from the administrative budget account as described below.
Administrative Budget Account
Fees earned by T. Rowe price for recordkeeping services are processed and administered through a non-participant directed account held in the Vanguard Treasury Money Market Investment Fund (the “administrative budget account”). The administrative budget account can also be used to pay for other Plan expenses, such as audit, legal and investment consultation fees. During 2021, Plan expenses of $439,000 were paid from the administrative budget account, which was offset by $400,000 in credits received in connection with the recordkeeping services agreement the Plan has with T. Rowe Price. Such refunds are reflected as a reduction in administrative expenses on the accompanying Statement of Changes in Net Assets Available for Benefits.
At December 31, 2021 and 2020, there was $318,000 and $357,000, respectively, in this account available to pay future Plan expenses.
Vesting
Participants are immediately vested in their contributions from rollovers of previous employers’ eligible qualified plans, voluntary contributions and any income or losses on those balances. Participants become 100% vested in the Company’s matching contributions, plus any income or losses on those balances, after two years of service.
Notes Receivable from Participants
Participants may borrow from their account balance. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant’s account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar month. The interest rates on existing loans ranged from 3.25% to 9.75% at December 31, 2021 and December 31, 2020. Principal and interest are repaid through payroll deductions for current employees.
Receivable from merger of 401(k) plan
The Company acquired Brammer Bio in April 2019. Effective December 31, 2020, the TriNet 401(k) Plan (the “Brammer Bio Plan”) was merged into the Plan. The assets of the Brammer Bio Plan which were held by its custodian, Transamerica Financial Life Insurance Company, on December 31, 2020 were liquidated and the proceeds were transferred into the Plan in January 2021. The aggregate value of the proceeds transferred was $29,083,000.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2021 and 2020
Benefit Payments and Plan Withdrawals
Upon termination of service, a participant (or beneficiary) may elect to receive the participant’s account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.
Coronavirus Aid, Relief, and Economic Security (CARES) Act Special Provisions
On March 27, 2020, the CARES Act was enacted and signed into law, resulting in supplemental plan rules and standards associated with loans and withdrawals by participants impacted by COVID-19. Key changes to the Plan during 2020 Plan year included the following: increased loan limits for participants impacted by COVID-19 ($100,000 or 50% of participant account balance); provision for COVID-19-related withdrawals up to $100,000 for participants impacted by COVID-19; suspension of loan repayments due between March 27, 2020 and December 31, 2020 for up to one year for participants impacted by COVID-19; and no minimum distribution requirement in 2020.

Forfeited Accounts
At December 31, 2021 and 2020, forfeited nonvested accounts totaled $1,471,000 and $69,000, respectively. These accounts can be used to reduce future employer contributions. In 2021, the total amount of forfeitures were $6,920,000, and employer contributions were reduced by $5,518,000 from forfeited nonvested accounts. The total amount of forfeitures above includes amounts transferred into the Plan with plan mergers and investment gains and losses on the forfeited nonvested accounts.
Note 2.        Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value. Shares of mutual funds are valued at net asset value at year-end. The Plan’s interests in collective trusts are valued based on the net asset value per share as provided by the trustee of the fund, which is used as a practical expedient to estimate fair value. The Company’s common stock is valued based on quoted market prices. Refer to Note 4 for more information on valuation of the Plan’s investments.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2021 and 2020
In the Statement of Changes in Net Assets Available for Benefits the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and the change in unrealized appreciation or depreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.
The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. This fund’s investments meet the fully benefit-responsive investment contract criteria and therefore the underlying investment and related transactions are reported at contract value. The T. Rowe Price Stable Value Common Trust Fund’s net asset value is therefore computed on a contract value basis. This net asset value represents the Plan’s fair value as the net asset value is the basis upon which the Plan transacts with the fund.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Risks and Uncertainties
The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Subsequent Events
The Plan has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes, and no subsequent events requiring accrual or disclosure have occurred that are not otherwise disclosed herein.
Note 3.        Tax Status
The Plan has received a favorable determination letter dated March 12, 2018, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan’s ERISA counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2021 and 2020
position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.
Note 4.         Fair Value Measurements
The fair value accounting guidance requires that assets and liabilities carried at fair value, excluding assets measured at the net asset value per share (or its equivalent) practical expedient, be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.
Level 3: Inputs are unobservable data points that are not corroborated by market data.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following table presents information about the Plan's investments measured at fair value on a recurring basis as of December 31, 2021:

(In thousands)	Total	Level 1	Level 2	Level 3	Not subject to leveling (1)
Mutual funds	$441,648	$441,648	$—	$—	$—
Common collective trusts	6,838,684	—	—	—	6,838,684
Common stock	351,787	351,787	—	—	—
Total investments at fair value	$7,632,119	$793,435	$—	$—	$6,838,684
(1) Investments measured at the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2021 and 2020
The following table presents information about the Plan's investments measured at fair value on a recurring basis as of December 31, 2020:

(In thousands)	Total	Level 1	Level 2	Level 3	Not subject to leveling (1)
Mutual funds	$358,374	$358,374	$—	$—	$—
Common collective trusts	5,899,373	—	—	—	5,899,373
Common stock	254,387	254,387	—	—	—
Total investments at fair value	$6,512,134	$612,761	$—	$—	$5,899,373
(1) Investments measured at the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.
There were no transfers into or out of level 3 during 2021 or 2020.
The table below presents the fair value of Plan investments that are measured at the net asset value per share (or its equivalent) practical expedient:

	Fair Value as of
	December 31,		Unfunded	Redemption	Redemption
(In thousands)	2021	2020	Commitments	Frequency	Notice Period
Asset Category
Asset allocation funds	$5,037,502	$4,312,984	$—	Daily	1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Equity funds	1,240,625	992,083	—	Daily	0-1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Fixed income funds	137,645	144,973	—	Daily	1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Guaranteed investment contract fund	422,912	449,333	—	Daily	1 day notice for participant withdrawals 12 months for Plan withdrawals
	$6,838,684	$5,899,373	$—
Note 5.         Parties-in-Interest and Related-party Transactions
Certain Plan investments are interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee of the Plan. Therefore, transactions in these investments, including dividends earned of $8,118,000, qualify as party-in-interest transactions. Fees borne by the

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2021 and 2020
Plan for investment management services were included indirectly as a reduction of the return earned on each fund. Notes receivable and related interest from participants also qualify as party-in-interest transactions.
The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. As of December 31, 2021 and 2020, the Plan held 527,228 and 546,153 shares, respectively, of Company common stock. In 2021 and 2020, the Plan purchased shares of Company common stock on the open market having a value of $32,813,000 and $44,459,000, respectively. In 2021 and 2020, the Plan sold shares of Company common stock on the open market having a value of $43,379,000 and $48,322,000, respectively. In 2021 and 2020, the Plan received cash dividends of $542,000 and $467,000, respectively on shares of Company common stock held.
Note 6.        Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In such event, the assets of the Plan would be distributed to participants in accordance with Plan provisions.
Note 7.         Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
(in thousands)	2021	2020
Net assets available for plan benefits per the financial statements	$7,716,754	$6,618,651
Deemed distribution of participants loans	(41)	(50)
Net assets available for plan benefits per the Form 5500	$7,716,713	$6,618,601

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500:

December 31,
(in thousands)	2021
Net increase in assets available for plan benefits per the financial statements	$1,098,103
Deemed distribution of participants loans	9
Net increase in assets available for plan benefits per the Form 5500	$1,098,112

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
Supplemental Schedule
(In thousands)

Identity of Issue/Borrower,	Description of investments including maturity date,
Lessor or Similar Party	rate of interest, collateral, par or maturity value	Cost	Current Value
Cash			$550

Mutual Funds
Dodge & Cox	Dodge & Cox Stock Fund	(2)	239,505
American Funds	American Funds EuroPacific Growth Fund, Class R6	(2)	128,378
Fidelity	Fidelity Inflation-Protected Bond Index Fund	(2)	42,453
Fidelity	Fidelity Total International Index Fund	(2)	28,950
Vanguard	Vanguard Treasury Money Market Fund	$2,362	2,362
Total mutual funds			441,648

Common Collective Trusts
T. Rowe Price	Retirement 2030 Active Trust Class G (1)	(2)	897,252
T. Rowe Price	Retirement 2035 Active Trust Class G (1)	(2)	877,617
T. Rowe Price	Retirement 2025 Active Trust Class G (1)	(2)	804,912
T. Rowe Price	Retirement 2040 Active Trust Class G (1)	(2)	719,143
T. Rowe Price	Retirement 2045 Active Trust Class G (1)	(2)	492,322
State Street Global Advisors	State Street S&P 500 Index Non-Lending Series Fund - Class K	(2)	490,383
T. Rowe Price	Retirement 2020 Active Trust Class G (1)	(2)	430,816
T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund, Class F (1)	(2)	422,912
T. Rowe Price	Retirement 2050 Active Trust Class G (1)	(2)	330,865
T. Rowe Price	T. Rowe Price Growth Stock Trust Class C (1)	(2)	312,719
State Street Global Advisors	State Street Russell Small/Mid Cap Index Fund - Class K	(2)	291,384
T. Rowe Price	Retirement 2055 Active Trust Class G (1)	(2)	187,023
Jennison Associates	Jennison US Small-Cap Equity Fund - Class 7	(2)	146,139
T. Rowe Price	Retirement 2015 Active Trust Class G (1)	(2)	127,527
Fidelity	FIAM Core Plus Fund, Class C	(2)	107,007
T. Rowe Price	Retirement 2060 Active Trust Class G (1)	(2)	80,356
T. Rowe Price	Retirement 2010 Active Trust Class G (1)	(2)	46,407
T. Rowe Price	Retirement 2005 Active Trust Class G (1)	(2)	35,991
State Street Global Advisors	State Street U.S. Bond Index Fund, Class M	(2)	30,638
T. Rowe Price	Retirement 2065 Active Trust Class G (1)	(2)	7,271
Total common collective trusts			6,838,684

Common Stock
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	351,787

Participant Loans	Participant Loans (for a term not exceeding 30 years
	at interest rates ranging from 3.25% to 9.75%) (1)	(2)	60,991

Total			$7,693,660

(1) Assets are a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and, therefore, is not included.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2021
Supplemental Schedule

Total that Constitute Non-exempt Prohibited Transactions
Participant			Contributions	Total Fully
Contributions	Contributions	Contributions	Pending	Corrected Under
Transferred	Not	Corrected	Correction in	VFCP and PTE
Late to Plan*	Corrected	Outside VFCP	VFCP	2002-51
$1,623	$—	$—	$—	$1,623

*The failure to remit participant contributions for the 2018 plan year as reported in Schedule H of Form 5500 involved one payroll period ending on February 1, 2018 from a previously merged retirement plan. The delinquent contributions were fully corrected as of January 15, 2021 with a contribution of the principal amount of $1,623 and a contribution of related lost earnings in the amount of $249.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Exhibit Index
December 31, 2021 and 2020

Exhibit
Number	Description of Exhibit

23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm